Exhibit 99.(I)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.

                                 Street address:

                       Calle 50 and Aquilino de la Guardia
                   Mailing address: P.O. Box 6-1497 El Dorado
                         Panama City, Republic of Panama

                                                                  March 27, 2003

Dear Common Stockholders:

      You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Banco Latinoamericano de Exportaciones, S. A. (hereinafter called the "Bank") to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, on Wednesday, April 30, 2003 at 10:00 a.m. (Panamanian time).

      At the Annual Meeting, the holders of the shares of all classes of the Bank's common stock will be asked to vote:

      1. to approve the Bank's audited financial statements for the fiscal year ended December 31, 2002 (Proposal 1);

      2. to appoint KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003 (Proposal 2);

      3. to elect four directors (one director to represent the holders of the class B shares, one director to represent the holders of the class E shares and two directors to represent the holders of all classes of shares of the Bank's common stock) (Proposal 3); and

      4. to transact such other business as may properly come before the Annual Meeting.

      Proposal 1, Proposal 2 and Proposal 3 are more fully described in the attached Proxy Statement.

      A Notice of the Annual Meeting, the Proxy Statement, a proxy card for the Annual Meeting and the Bank's Annual Report (which includes the audited financial statements of the Bank for the fiscal year ended December 31, 2002) accompany this letter.

      To ensure that you are represented at the Annual Meeting, we ask that you read the enclosed materials and complete, sign, date and return the enclosed proxy card as soon as possible, even if you expect to attend the Annual Meeting in person. Your vote, regardless of the number of shares you own, is important.

      The Board of Directors of the Bank (the "Board") urges you to indicate your approval by voting FOR the matters indicated on the enclosed proxy card and asks that you vote promptly. If you attend the Annual Meeting, you may vote in person if you desire, even if you have previously mailed your proxy card.

      On behalf of the Board, we thank you for your cooperation and continuing support and look forward to seeing you on Wednesday, April 30, 2003.

                                                Sincerely,

                                                /s/ Ricardo Manuel Arango
                                                -------------------------

                                                Ricardo Manuel Arango
                                                Secretary